                                  SCHEDULE 14A

                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

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Check the appropriate box:

/X/  Preliminary Proxy Statement

/ /  Definitive Proxy Statement

/ /  Definitive Additional Materials

/ /  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

/ / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                         Allstate Financial Corporation
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

   Allstate Financial Corporation Independent Shareholders/Directors Committee
--------------------------------------------------------------------------------

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/  No fee required.

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     (1) Title of each class of securities to which transaction applies:
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           applies:
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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
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/ /    Check box if any part of the fee is offset as provided by Exchange Act
        Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement
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


                         ALLSTATE FINANCIAL CORPORATION
                  INDEPENDENT SHAREHOLDERS/DIRECTORS COMMITTEE



                                                                 April __, 1998


Dear Fellow Shareholder:


     The Allstate Financial Corporation Independent Shareholders/Directors Committee (the "Committee") is soliciting your support to elect a Board of Directors that is independent of management and that has not been selected by management. The market price of the common stock of Allstate Financial Corporation ("Allstate" or the "Company") has declined significantly since the beginning of 1993, while market indexes have increased dramatically. The Committee believes that Allstate's stock price is a result of Allstate's poor financial performance, as evidenced by its average annual return on equity of only 0.80% for the past five fiscal years. At the same time, executive compensation has increased or remained high.


WHO IS THE COMMITTEE?


     The Committee consists of Value Partners, Ltd ("Value Partners"), which owns 21.1% of Allstate's outstanding common stock and is the single largest stockholder of the Company, plus C. Scott Bartlett, Jr., David W. Campbell, Edward A. McNally, William H. Savage and Lindsay B. Trittipoe. Messrs. Campbell, McNally, Savage and Trittipoe currently serve as independent directors of Allstate, and Mr. Bartlett was previously an independent director of Allstate from December 1993 to February 1995, when he resigned due to his concerns regarding Allstate in general and its level of reserves in particular.


WHAT DOES THE COMMITTEE WANT TO DO?


     The members of the Committee who currently serve as independent directors of Allstate have attempted to implement corporate governance reforms designed to increase the accountability of Allstate's management. The current independent directors have solicited and received the support of the Company's largest shareholder, as well as a previous independent director of the Company.


     If elected, the Committee's nominees would seek to --
     - provide quality leadership and consistent focus;


     - conduct a thorough review of all the assets, operations, management and litigation matters;


     - ensure that competent management is in place with appropriate performance based incentives;


     - engage in prudent underwriting of loans in niche businesses; and


     - eliminate future affiliated transactions between Allstate and its officers and directors except normal course employment relationships.

ALLSTATE'S STOCK PRICE HAS FALLEN OVER THE LAST FIVE YEARS


     The following graph compares the cumulative loss on the Company's common stock with the cumulative total returns for the Nasdaq Composite Index and the Nasdaq Other Financial Index over the last five years. The Nasdaq indexes do not reflect the reinvestment of dividends.


     [insert graph]



                       Allstate           Nasdaq             Nasdaq Other
    Period Ending     Common Stock     Composite Index     Financial Index
    -------------     ------------     ---------------     ---------------
       12/31/92          100.00            100.00               100.00
        6/30/93           80.65            103.99               105.85
       12/31/93           45.97            114.75               113.17
        6/30/94           38.31            104.28               117.68
       12/30/94           40.73            111.08               109.46
        6/30/95           46.77            137.89               130.91
       12/29/95           35.08            155.42               157.31
        6/28/96           37.10            175.05               164.67
       12/31/96           41.13            190.71               202.22
        6/30/97           37.10            213.02               242.06
       12/31/97           37.10            231.97               317.40

  CUMULATIVE RETURN      (62.90)%          131.97%              217.40%




     Over the past five fiscal years, the common stock of Allstate has declined by 62.9% while both of the Nasdaq indexes shown above have increased materially.

THE COMPANY'S FINANCIAL PERFORMANCE HAS BEEN POOR


        The Committee believes that the following table clearly demonstrates Allstate's poor financial performance over the last five years.


                                                                                        Five-Year
                   1993         1994         1995           1996            1997          Total
                   ----         ----         ----           ----            ----          -----
Net income       $457,000     $148,000     $500,000     $(1,041,144)     $1,033,513     $1,097,369



                                                                                        Five-Year
                                                                                         Average
                                                                                          -----
Return on
average equity     1.65%        0.53%        1.94%         (4.62)%          4.48%          0.80%



     Over the last five years, Allstate's stockholders would have earned a higher rate of return than the Company's average return on equity if they had instead invested their money in a federally insured savings account at a bank. While the Company's return on average equity has been dismal, its management has substantially benefited by its high compensation.


EXECUTIVE COMPENSATION HAS BEEN HIGH


     The following table shows the cash compensation of the Fishman family over the last five years. Leon Fishman is the father of Craig Fishman and the brother-in-law of Lawrence Winkler. The table includes salary and bonus but excludes contributions by the Company to its 401(k) plan on behalf of the executives and the granting of stock options.


                                                                                        Five-Year
                   1993         1994         1995           1996            1997          Total
                   ----         ----         ----           ----            ----          -----
Fishman Family
 Compensation:

Leon Fishman      $423,442    $375,000     $377,885       $295,009        $228,713     $1,700,049

Craig Fishman      131,201     128,905      161,177        170,330         228,060        819,673

Lawrence Winkler   146,786     146,033      154,732        169,450         186,948        803,949
                                                                                       ----------
                                                                                       $3,323,671
                                                                                       -----------
                                                                                       -----------


     The total cash compensation of $3.3 million for the Fishman family for the last five years substantially exceeds the Company's total net income of $1.1 million over the same period. In addition, various officers and directors have engaged in affiliated transactions with the Company. See "Problems with the Company - Affiliated Transactions Continue with the Management Directors."

YOUR VOTE IS IMPORTANT!


     We need your help to implement the reforms to Allstate's Board necessary to improve its corporate performance. If you agree with us that (i) the Company's common stock has substantially underperformed the market, (ii) the Company's financial performance is poor, and (iii) executive compensation is therefor too high, then we urge you to vote FOR the Committee's nominees on the enclosed WHITE proxy card.


     It is very important that you be represented at the Annual Meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. We urge you to mark, sign and date your WHITE proxy card today and return it in the envelope provided, even if you plan to attend the Annual Meeting. Please do not sign any proxy card sent to you by the Company.


     We need your support to enable us to provide effective leadership and oversight on behalf of all the Company's stockholders.


Timothy G. Ewing              David W. Campbell            William H. Savage
Value Partners, Ltd.          Independent Director         Independent Director


C. Scott Bartlett, Jr.        Edward A. McNally            Lindsay B. Trittipoe
Former Independent Director   Independent Director         Independent Director

                       1998 ANNUAL MEETING OF STOCKHOLDERS

                                       OF

                         ALLSTATE FINANCIAL CORPORATION

                              2700 S. Quincy Street
                            Arlington, Virginia 22206

                           To Be Held on May 12, 1998

                                 PROXY STATEMENT

                                     OF THE

                         ALLSTATE FINANCIAL CORPORATION
                  INDEPENDENT SHAREHOLDERS/DIRECTORS COMMITTEE


     This Proxy Statement and the accompanying WHITE proxy card are being furnished in connection with the solicitation of proxies by the Allstate Financial Corporation Independent Shareholders/Directors Committee (the "Committee") to be used at the 1998 Annual Meeting of Stockholders of Allstate Financial Corporation, a Virginia corporation ("Allstate" or the "Company"), to be held at the Sheraton National Hotel, 900 South Orme Street, Arlington, Virginia 22204 on May 12, 1998 at 11:00 a.m. and at any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the accompanying WHITE proxy card are first being mailed to Allstate stockholders on or about April ______, 1998.


     The Committee consists of Value Partners, Ltd ("Value Partners"), which owns 21.1% of Allstate's outstanding common stock and is the single largest stockholder of the Company, plus C. Scott Bartlett, Jr., David W. Campbell, Edward A. McNally, William H. Savage and Lindsay B. Trittipoe. Messrs.
Campbell, McNally, Savage and Trittipoe currently serve as independent directors of Allstate, and Mr. Bartlett was previously an independent director of Allstate from December 1993 to February 1995, when he resigned because of his concerns regarding Allstate in general and its level of reserves in particular. For a description of a complaint recently filed by the Company seeking to prevent Value Partners from voting all of its shares at the Annual Meeting, see "Recent Litigation."


     The Committee is soliciting your proxy in support of the election of Messrs. Bartlett, Campbell, McNally, Savage and Trittipoe (the "Committee Nominees") as the Directors of Allstate. Four of the Committee Nominees currently serve as independent directors of Allstate on a 10-person Board, and these independent directors have been unable to implement the reforms which they believe are necessary at Allstate because they represent only a minority of the current Board. The size of the Board has been reduced to five as of the date of the Annual Meeting, and all five directors will be elected at that time. THE COMMITTEE BELIEVES THAT OBTAINING MAJORITY REPRESENTATION ON THE BOARD OF DIRECTORS WILL ENABLE THE COMMITTEE NOMINEES TO IMPLEMENT THE REFORMS THEY BELIEVE ARE NECESSARY.

     As discussed below, the Committee believes that the Company's financial performance has been poor, that executive salaries have increased or remained high, and that the price of Allstate's common stock declined significantly in 1993 and then remained flat for more than four years until just recently. On March 16, 1998, certain members of the Committee filed an amended Schedule 13D announcing their intent to seek majority representation on the Board of Directors at the meeting to be held on May 12, 1998 pursuant to a court order. See "Problems with the Company - Court-Ordered Meeting."


     Allstate's management directors and officers continue to engage in affiliated transactions with the Company and have blocked most initiatives by the independent directors to implement corporate governance reforms designed to increase the accountability of Allstate's management. The Committee believes that the Board of Directors of Allstate needs to be selected by persons other than management in order to provide effective oversight and leadership on behalf of the Company's stockholders.


                            PROBLEMS WITH THE COMPANY

BACKGROUND

     In 1993, Premium Sales Corporation ("Premium Sales") filed for Chapter 11 bankruptcy. Allstate and its wholly owned subsidiary Premium Sales Northeast, Inc. ("PSN") had previously provided financing to Premium Sales. After Premium Sales filed for bankruptcy, Allstate and PSN initially filed claims aggregating $1.5 million. However, according to Allstate's Form 10-KSB for 1994, the bankruptcy trustee sought recovery from Allstate and PSN of alleged preferences and certain fraudulent transfers. In the first quarter of 1995, Allstate and its subsidiary agreed to waive their $1.5 million claim and to instead make a $1.4 million cash payment. In addition, Eugene Haskin and Leon Fishman, the Chairman and the then President/CEO of Allstate, respectively, each agreed to personally pay $280,000 as part of the settlement.

     In 1995, one of Allstate's then largest stockholders, Scoggin Capital Management, L.P., began pressing for changes in Allstate's management and management-dominated Board, particularly in light of Allstate's poor financial performance. In response, Allstate's management agreed to the election of Messrs. Campbell and Savage to the Board as independent, outside directors at the November 1995 annual meeting.

     Certain outside directors subsequently urged Allstate management to agree to, among other changes, the establishment of an Executive Committee "to build and maintain the confidence of major investors, analysts, and market makers" and "dispel the perception that Allstate is being run primarily for the benefit of Lee Fishman, Gene Haskin and management," as stated in a memorandum from Mr. Savage to Craig Fishman, dated January 9, 1996. As a result, Allstate's management, including the management directors, agreed at a special Board meeting on May 16, 1996 to the addition of two new, independent outside directors, Messrs. Edward A. McNally and Lawrence Vecker. Value Partners agreed at that time that it would not challenge the membership of the Board as restructured prior to the 1997 annual meeting.

     Allstate subsequently reported a loss of over $1.0 million for 1996, rather than a profit as had been projected. Dissatisfaction with management's performance continued to increase, and Value Partners made it known that it was considering whether to oppose the re-election of the management directors with a separate slate of directors at the annual stockholders meeting in November 1997.

     In August and early-September 1997, Board members discussed potential changes in Allstate's management structure with the goal of improving poor stockholder value. During those discussions, Messrs. Campbell, McNally and Savage advised the Board that they would not stand for re-election to the Board on a management-endorsed slate of directors unless the Board agreed to a proposed plan of reorganization that these independent directors considered the minimum organizational reform necessary to allow them to address fundamental issues of corporate governance.


     At the September 24, 1997 Board meeting, the outside directors and the management directors agreed on specific changes in Allstate's organization and corporate governance that the directors "hope[d] and expect[ed]...will enhance the value of [Allstate] for the benefit of all shareholders." Memorandum from Craig Fishman, President and Chief Executive Officer of Allstate, to Messrs. Campbell, McNally and Savage, dated September 15, 1997. At the September 24, 1997 meeting, the Board unanimously approved a plan of reorganization under which, among other things: (1) Allstate's Board was expanded from nine to ten directors; (2) Messrs. Campbell, McNally and Savage consented to stand for re-election as part of a management-endorsed slate with the management directors; (3) Craig Fishman's employment contract was extended through July 1999; and (4) the newly elected Board would, immediately after the 1997 Annual
Meeting: (a) elect Mr. Campbell as Chairman of the Board; and (b) create an Executive Committee that would consist of three of Allstate's independent directors (Messrs. Campbell, McNally and Savage) and Craig Fishman (the "Agreement"). Solely as a result of this agreement, Messrs. Campbell, McNally and Savage agreed to stand for re-election with the management directors.


BREACH OF AGREEMENT BY MANAGEMENT DIRECTORS

     At the 1997 Annual Meeting held on November 18, 1997, the Board-nominated slate of ten directors was elected without a competing slate. Immediately thereafter, the newly- elected Board convened to transact business, including the implementation of the balance of the Agreement that the newly-elected Board members had agreed to and which Allstate's Proxy Statement dated October 17, 1997 represented would be carried out by the new Board. All members of the Board were present, with the exception of director Vecker. Having by then obtained their benefits under the Agreement, Messrs. Craig Fishman, Leon Fishman, Freeman, Haskin and Spector (the "Management Directors") immediately and for the first time disavowed the balance of the Agreement. All five Management Directors formally voted against carrying out the remaining provisions of the Agreement, including the election of a new Chairman and a new Executive Committee. As a result, the Board failed to implement the balance of the Agreement by a vote of five to four.

     Had Messrs. Campbell, McNally and Savage known that the Management Directors' would not abide by the Agreement once re-elected, they would have withdrawn their names as nominees prior to the casting of votes at the 1997 Annual Meeting and would have demanded an adjournment of the 1997 Annual Meeting until corrective action could have been taken.


     Had Value Partners known that the Management Directors did not intend to elect a new Chairman and a new Executive Committee as disclosed in the proxy statement for the 1997 Annual Meeting once the Management Directors were re-elected, Value Partners would have demanded an adjournment of the 1997 Annual Meeting to afford it an opportunity to nominate an opposing slate and to cause the distribution of a corrected proxy statement.


     By letter dated December 4, 1997 to Eugene R. Haskin as Board Chairman and Craig Fishman as Allstate's President, Messrs. Campbell, McNally, Savage and Trittipoe gave notice to Allstate and the Management Directors that they contested the election of the Management Directors and demanded a new election of directors and the calling of a special stockholders meeting for that purpose, as authorized by Virginia law. By letter dated December 12, 1997 to Messrs. Campbell, McNally, Savage and Trittipoe, Chairman Haskin and President Craig Fishman refused to call a special stockholders meeting as they were authorized to do pursuant to the By-Laws and Virginia law.

     On December 18, 1997, the Board met, at which time it considered the demand of Messrs. Campbell, McNally and Savage for a special stockholders meeting. The Board, under the control of the Management Directors, rejected that demand by a vote of 5 to 4, with director Vecker being absent.

     In the view of the Committee, the Management Directors' refusal to carry out the Agreement that had secured their election and other benefits rendered both inaccurate and misleading the representations of Allstate in its 1997 Proxy Statement concerning the intentions and promises of the management-endorsed slate. As a result, Messrs. Campbell, McNally and Savage and Value Partners believed that the resulting election of the Management Directors was tainted, inequitable and unfair and should be set aside.

     Following the 1997 Annual Meeting, Messrs. Campbell, McNally and Savage informed Mr. Ewing of Value Partners that the Management Directors had determined not to honor the terms of the Agreement reached by the Board of Directors on September 24, 1997, as described in Allstate's 1997 Proxy Statement. Various discussions were then held, which resulted in Mr. Ewing deciding to join Messrs. Campbell, McNally and Savage in filing a lawsuit against the Company following the December 18, 1997 meeting of the Company's Board of Directors.

     On December 29, 1997, Value Partners and Messrs. Campbell, McNally and Savage jointly filed in the Circuit Court of Arlington County, Virginia a Petition to Set Aside Election of Directors. The petition requested the Court to
(i) proceed forthwith in a summary way to hear and decide the issues presented;
(ii) set aside the election of directors held at the 1997 Annual Meeting; (iii) order that there be held as soon as possible a new election of directors of Allstate; (iv) enjoin and restrain the Management Directors from exercising without court approval any powers as directors pending a new election; and (v) grant such other relief as the Court may deem just and equitable.

COURT-ORDERED MEETING

     A hearing was held in the Circuit Court of Arlington County on February 2, 1998, and closing arguments were presented on February 18, 1998. Since all of Allstate's directors are elected at each annual meeting, the Committee's litigation counsel proposed that the 1998 election of directors take place in May 1998 in accordance with Allstate's By-Laws, as the effect would be the same as setting aside the 1997 election in terms of providing the stockholders with a fair opportunity to elect directors. This proposal by the Committee also had the benefit of avoiding the cost and expense of re-doing the 1997 election.

     On February 18, 1998, in commenting on the 1997 election, the Circuit Court judge stated that the vote was not fair and that "... the best thing to do would be to have another election. I DON'T THINK THIS WAS FAIR AND I THINK THE ONLY WAY ON BALANCE TO CORRECT IT IS TO HAVE ANOTHER ELECTION." (emphasis added) On March 4, 1998, the Circuit Court judge entered a decree indicating that it had granted the Committee's motion for Summary Relief and then ordered that an election of directors of Allstate be held on Tuesday, May 12, 1998. This was the date that had been suggested by the Committee's counsel.


     As Allstate's counsel unsuccessfully argued to the Circuit Court with respect to having another meeting in May, "(t)o have two elections in one year SENDS A MESSAGE LOUD AND CLEAR TO THE INVESTING COMMUNITY SOMETHING IS WRONG WITH THIS COMPANY." (emphasis added) The Committee agrees that a loud and clear message has been sent to Allstate's stockholders. The Committee believes that the Management Directors are not running the Company on an arm's-length basis for the benefit of all stockholders and that the insider deals, high salaries and poorly conceived business plan have resulted in low earnings and a stock price that has substantially declined since the beginning of 1993. The Committee believes that the Company's problems can only be solved if a completely independent Board of Directors is elected.

ALLSTATE'S POOR FINANCIAL PERFORMANCE


     In 1993, 1994 and 1995, Allstate had net income of $0.15 per share, $0.05 per share and $0.16 per share, respectively, representing a return on average equity of less than 2% in each of 1993, 1994 and 1995. In 1996, Allstate suffered a net loss of $.45 per share as total income declined and each expense category increased. During these years, the return on average equity was less than the interest rate that stockholders could have earned if their money had instead been invested in a savings account at a bank with insured deposits!


     Allstate had net income of $0.45 per share in 1997, which still represents a return on average equity of less than 5%. Craig Fishman, Allstate's President, testified in the recent litigation that this "demonstrated a substantial turnaround." The Committee believes that the earnings remain poor and that no substantial turnaround has occurred. In fact, Allstate's net income for the September 30, 1997 and December 31, 1997 quarters has declined from both the immediately preceding quarters and the comparable quarters in 1996, as shown below.



                                            Allstate's Net Income
Quarter Ended                               1996             1997
-------------                               ----            -----
March 31                                   $224,000        $257,872

June 30                                   (1,980,242)(1)    273,124

September 30                                339,606         252,394

December 31                                 375,304         250,126

----------------

(1) Reflects a $3.9 million provision for credit losses. Without this provision, net income for the June 30, 1997 quarter also would have declined from the comparable 1996 quarter.

     The Committee believes that Allstate has entered and exited new lines of business (i.e., Lifetime Options) with little to show for its efforts. In addition, in the past the Company has engaged in high risk lending, which has resulted in large provisions for credit losses. For 1994, 1995 and 1996, provisions for credit losses aggregated $16.2 million. Since total shareholders' equity was only $22.5 million at December 31, 1996, the Committee believes that these provisions for credit losses were unacceptably high. At December 31, 1997, total nonperforming assets were $8.5 million or 36% of total stockholders' equity.

THE PRICE OF THE COMMON STOCK DECLINED SIGNIFICANTLY AND THEN REMAINED FLAT

     The following table sets forth the high and low bid prices for the Company's Common Stock on the Nasdaq National Market System for the periods shown, as furnished by the National Association of Securities Dealers, Inc. These bids represent prices among dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions.

                                           Low                     High
                                   -------------------     --------------------
1993                                      $4.875                   $19.250

1994                                       4.625                     7.125

1995                                       5.375                     8.000

1996                                       5.500                     6.875

1997                                       5.125                     7.000

1998 (through March 18)                    5.688                     6.188



     In the first quarter of 1993, the price of Allstate's Common Stock declined from a high of $19.25 to $11.50, representing a decline of over 40%. The stock then declined substantially further to $5.375 in the third quarter of 1993, representing a decline of over 50% from the $11.50 low in the first quarter of 1993. The Committee believes that a major reason for the decline in the stock price in 1993 was the Premium Sales' bankruptcy filing. See "Problems with the Company - Background." On January 4, 1993, the closing price of the Company's Common Stock was $15.25, as compared to $5.875 on March 18, 1998. Based on the above prices, the price of the Company's Common Stock has declined by over 60% over the past five years, which was a time when most stock market indexes experienced substantial appreciation.


     The Circuit Court judge, after hearing testimony regarding the poor financial performance of Allstate and its stock performance, stated that "IT'S REALLY EXTRAORDINARY TO SEE WHAT THIS COMPANY IS WORTH IN LIGHT OF THE MARKET THAT'S DOUBLED IN THE LAST FEW YEARS." THE COMMITTEE AGREES WITH THE COURT AND BELIEVES THAT IT IS TIME FOR A CHANGE IN THE WAY THE MANAGEMENT DIRECTORS HAVE RUN THE COMPANY.


     On March 16, 1998, certain members of the Committee filed an amended
Schedule 13D announcing their intent to seek majority representation on the Board of Directors at the Annual Meeting to be held on May 12, 1998 pursuant to a court order. The price of the Common Stock subsequently reached a high of $9.00 per share in late March 1998 and closed at $7.75 on April 1, 1998.

EXECUTIVE COMPENSATION HAS INCREASED OR REMAINED HIGH


     The following table shows the cash compensation of the members of the Fishman family for the periods shown. Such amounts exclude contributions on behalf of the executives by the Company to its 401(k) plan, and the granting of stock options.



                    Leon Fishman                             Lawrence Winkler
                    Director/Vice       Craig Fishman      Secretary/Treasurer/
                     Chairman(1)       President/CEO(2)             CFO
                     -----------       ----------------    --------------------
1993                $  423,442             $131,201              $146,786

1994                   375,000              126,405              $146,033

1995                   377,885              163,677               154,732

1996                   295,009              170,330               169,450

1997                   228,713              228,060               186,948
                       -------              -------               -------

FIVE-YEAR TOTAL     $1,700,000             $819,673              $803,949
                       -------              -------               -------
                       -------              -------               -------

----------------------

(1) Leon Fishman became Vice Chairman of the Board on July 1, 1996 and was previously President and Chief Executive Office of Allstate. Mr. Leon Fishman only worked part-time in 1997.


(2) Craig Fishman became President and Chief Executive Officer on July 1, 1996 and was previously Senior Vice President and General Counsel of Allstate.


AFFILIATED TRANSACTIONS CONTINUE WITH THE MANAGEMENT DIRECTORS

     In the view of the Committee, the Management Directors have run your public company as if it was their own private company. Leon Fishman is the father of Craig Fishman, and Lawrence Winkler is the uncle of Craig Fishman and the brother-in-law of Leon Fishman. In addition, Eugene Haskin, the Chairman of the Board, and members of his family have engaged in various transactions with the Company over a number of years.


     The following is a list of some of the affiliated transactions disclosed in Allstate's public filings:

     In January 1989, a corporation wholly owned by Mr. Winkler, his wife and a son of Mr. Haskin (the "Winkler/Haskin Corporation") purchased an apartment building from the

Company for consideration in the form of a $100,000 interest-free demand note. The Winkler/Haskin Corporation paid to Allstate all rental payments received from the property, and then sold the building in 1995 to an unaffiliated third party for $20,000 cash and a $70,000 note secured by the building. The cash was paid to the Company and the $70,000 note was assigned to a subsidiary of the Company in exchange for the cancellation of the original note to the Winkler/Haskin Corporation, which note had a balance of $68,784 at December 31, 1995.


     In May 1994, the Company reduced the exercise price on stock options granted to Messrs. Craig Fishman and Winkler (and three other employees) from $14.00 per share to $6.50 per share. This was done at a time when the Company's stockholders had suffered a significant decline in the market value of their investment compared to early 1993, yet the Company's officers were rewarded with a lower exercise price on their options.


     Certain members of the immediate families of Messrs. Haskin and Leon Fishman, directly or through trusts, provided financing in the past to Lifetime Options, Inc., a wholly owned subsidiary of the Company, through unsecured loans with interest payable monthly at an annual interest rate of 1% over the prime rate. At December 31, 1993, Lifetime Options' total indebtedness to members of Mr. Haskin's immediate family was $460,553, of which $445,407 was repaid in 1994 at the request of members of Mr. Haskin's family. By the end of 1996, the Company had decided to curtail the primary business of Lifetime Options, which was the purchase of discounted life insurance policies from individuals with AIDS.


     In February 1994, the Company loaned $1,000,000 to Mr. Haskin and his wife, which was subsequently repaid in March 1994. The loan had an interest rate of 2% per month and was collateralized by Allstate's Common Stock. This loan was made to Mr. Haskin and his wife during the same time period that Lifetime Options was being required to make substantial payments to members of Mr. Haskin's immediate family as set forth in the preceding paragraph. The Committee believes that the Company should not be in the business of helping the Chairman of the Board and his family meet their personal cash flow needs.



     A subsidiary of the Company maintains a condominium in Georgetown in Washington, D.C. for the personal use of Mr. Leon Fishman. The amount paid by Mr. Leon Fishman to the Company for such personal use has not increased since at least 1993. The Committee believes that it is unlikely that the market rate for "rent" would not have increased in five years, and the Committee believes that the condominium should be sold for its fair market value.

     The members of the Committee who are independent directors of the Company discovered for the first time in connection with the recent litigation that Mr. Haskins, Chairman of the Board, receives a consulting fee of $25,000 per year in addition to his Board fees. This consulting fee had not been previously disclosed to the full Board of

Directors because management had deemed it to be immaterial. While the amount may be immaterial, the Committee believes that all affiliated transactions should receive the prior approval of the Board of Directors.


     In its complaint filed on March 31, 1998 against Value Partners (see "Recent Litigation"), the Company believed that the Committee should disclose that certain of the affiliated transactions originally commenced when the Company was still private. The Committee notes that the apartment building was sold to the corporation controlled by Mr. Winkler, his wife and a son of Mr. Haskin several months before the Company went public and that the financing to Lifetime Options commenced when Allstate was still privately held. However, these affiliated transactions continued for a number of years after the Company went public in 1989, and the Committee does not believe that these affiliated transactions should be deemed acceptable for a public company simply because they were initially started when the Company was still privately held.


                             THE COMMITTEE'S PROGRAM

     ALL COMMITTEE NOMINEES ARE COMMITTED TO IMPROVING THE EARNINGS OF THE COMPANY, REDUCING THE COMPENSATION OF CERTAIN MEMBERS OF MANAGEMENT , AND ELIMINATING ALL FUTURE AFFILIATED TRANSACTIONS (SUCH AS LOANS, LEASES AND SALES OR PURCHASES OF ASSETS) BETWEEN ALLSTATE AND ITS OFFICERS AND DIRECTORS.


     If elected, the Committee Nominees would seek to --

     - provide quality leadership and consistent focus;

     - conduct a thorough review of all of the assets, operations, management and litigation matters;

     - ensure that competent management is in place with appropriate performance-based incentives;

     - engage in prudent underwriting of loans in niche businesses where Allstate can compete effectively against larger, better capitalized competitors; and

     - eliminate future affiliated transactions (such as loans, leases or sales or purchases of assets) between Allstate and its officers and directors except normal course employment relationships.

     The Committee believes that the Company is at a crossroads. It needs, but currently lacks, the type of leadership and guidance that can be provided by a completely independent Board of Directors.

     A vote for the Committee Nominees is a vote for directors who are independent of management and who are committed to providing the proper leadership and oversight which the Company desperately needs.

                                    IMPORTANT


     The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is April 7, 1998 (the "Voting Record Date"). Stockholders of record at the close of business on the Voting Record Date will be entitled to one vote at the Annual Meeting for each share of Allstate common stock, no par value per share (the "Common Stock"), held on the Voting Record Date. As of March 20, 1998, based on the Company's Form 10-KSB for the year ended December 31, 1997, there were 2,319,451 shares of Common Stock issued and outstanding.


     At the Annual Meeting, the Committee will seek to elect the Committee Nominees as the Directors of Allstate. The election of the Committee Nominees requires the affirmative vote of a plurality of the votes cast, assuming a quorum is present or otherwise represented at the Annual Meeting.

     THE COMMITTEE URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY ALLSTATE. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD TODAY, AS ONLY YOUR LATEST DATED PROXY WILL COUNT. SEE "PROXY PROCEDURES" BELOW.

     If, like us, you believe that the Board of Directors of Allstate needs to be independent of management in order to implement the necessary reforms, the Committee urges you to mark, sign, date and return the enclosed WHITE proxy card to vote FOR the election of each of the Committee Nominees.

               SECURITY OWNERSHIP OF THE MEMBERS OF THE COMMITTEE

     The following table sets forth, as of April 7, 1998, the amount of Common Stock of the Company beneficially owned by each member of the Committee.



                              Shares of Common Stock
    Name and Address          Beneficially Owned(1)(2)         Percent of Class
    ----------------          ------------------------         ----------------
Value Partners, Ltd.(3)             661,835(4)                       26.5%
2200 Ross Avenue
Dallas, TX  75201

                                                                                                        *
C. Scott Bartlett, Jr.                  475(5)
64 Melrose Place
Montclair, NJ  07042

David W. Campbell                    13,500(6)                        .6%
6410 Nobel Rock Court
Clifton, VA  22024

Edward A. McNally                    13,000                           .6%
120-41 Prospect Street
Ridgefield, CT  06877

William H. Savage                    19,000(7)                        .8%
314 Franklin Street
Alexandria, VA  22314

Lindsay B. Trittipoe                 73,289                          3.2%
4208 W. Franklin Street
Richmond, VA 23221

---------------------

*        Less than .1%.

(1) Based on information furnished by the respective individuals or entity. Under applicable regulations, shares are deemed to be beneficially owned by a person if he directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he has any economic interest in the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

                            (Footnotes on next page)

(2) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Common Stock which may be acquired within 60 days of the Voting Record Date pursuant to the exercise of outstanding stock options or convertible notes. Shares of Common Stock which are subject to stock options or convertible notes are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other person or group. The amounts set forth in the table include shares which may be received upon the exercise of stock options within 60 days of the Voting Record Date as follows: Mr. Campbell, 11,000 shares; Mr. McNally, 12,000 shares; Mr. Savage, 12,000 shares; and Mr. Trittipoe, 2,000 shares.

(3) Ewing & Partners, a Texas general partnership, is the general partner of Value Partners. Timothy G. Ewing is the general partner and the Managing Partner of Ewing & Partners. In addition, Ewing Asset Management, L.L.C., a Texas limited liability company ("EAM"), holds a 1% general partnership interest in Ewing & Partners. Mr. Ewing is the Manager and 100% owner of EAM. The principal place of business for Ewing & Partners, EAM and Mr. Ewing is the same as for Value Partners.


(4) Value Partners owns $1,301,000 of Allstate's Convertible, Subordinated Notes due September 30, 2000 (the "Notes"), which are currently convertible into 173,467 shares of Common Stock and are included in the table. Excluding such shares, Value Partners owns 488,368 shares or 21.1% of the issued and outstanding Common Stock. See "Recent Litigation" for a description of a complaint filed by the Company seeking to prevent Value Partners from voting all of its shares at the Annual Meeting.


(5) Mr. Bartlett owns $1,000 of Notes, which are currently convertible into 133 shares of Common Stock.


(6) Includes 2,500 shares which are owned jointly with Mr. Campbell's spouse.


(7)      Includes 1,000 shares which are owned by Mr. Savage's spouse.


                              ELECTION OF DIRECTORS

     The Company's Articles of Incorporation provide that the number of directors shall be ten or such lesser number as the Board of Directors shall fix. The Board of Directors has fixed that number at five for purposes of the Annual Meeting. There is only one class of directors and they will all be candidates for election at the Annual Meeting. Directors of the Company are elected to serve until the next annual meeting of the stockholders of the Company and until their respective successors are elected and qualified.

     The Committee recommends that Allstate stockholders elect the Committee Nominees as the Directors of Allstate at the Annual Meeting. If all Committee Nominees are elected, the Committee Nominees would constitute the entire Board of Directors of Allstate and would be able to implement the reforms which they believe are necessary. The Committee Nominees and their business qualifications are listed below.


     MR. BARTLETT. Mr. Bartlett was Executive Vice President, Senior Lending Officer and Chairman of the Credit Policy Committee at National Westminster Bank USA from 1984 to 1990, where he managed all of the credit functions of the bank and was responsible for an approximately $11 billion portfolio. During this period, the bank's loan portfolio more than doubled with successful participation in a number of complex credits, including leveraged transactions and specialized industry lending. Mr. Bartlett served in various other capacities with National Westminster from 1973 to 1984. Prior thereto, he was associated with several small New York investment banks raising equity capital for middle market and some larger companies. Mr. Bartlett currently serves as a director of Harvard Industries, Inc. (Chairman of Audit Committee and member of Compensation Committee); NVR, Inc. (Audit and Nominating Committees); Data Services and Solutions, Inc.; MTB Bank (Director's Loan Committee and the Audit Committee); and Janus American Group, Inc. (Audit Committee). Since 1994, Mr. Bartlett has generally served as a director of various companies and, to a lesser extent, performed arbitration and limited consulting services. From 1992 to 1994, Mr. Bartlett served as Senior Vice President and Chief Credit Officer of MTB Bank. Mr. Bartlett is 64 years old.


     MR. CAMPBELL. Mr. Campbell has been a director of Allstate since November 1995. He was formerly President and Chief Operating Officer and Director of Southern Financial Bancorp, Inc. and Southern Financial Bank in Warrenton, Virginia from April 1996 to June 1997. He was also formerly President and Chief Executive Officer of Ameribanc Savings Bank ("ASB") in Annandale, Virginia (June 1990 through March 1995); prior thereto, Executive Vice President and Chief Operating Officer of ASB (1984 through June 1990); also, a director of ASB (1988 through March 1995); served as a Trustee of the Ameribanc Investors Group, a savings and loan holding company headquartered in Annandale, Virginia, from 1992 to March 1995. In addition, Mr. Campbell was a Vice President and Branch Officer of The National Bank of Fairfax in Fairfax, Virginia from 1972 to 1977.
Mr. Campbell is 51 years old.

     MR. MCNALLY. Mr. McNally has been a director of Allstate since August 1996. He is the Managing Director of Windham Partners, LLC (commencing August 1996) and the President of McNally and Co. (commencing August 1995). The principal business of each company is management consulting for the financial services industry, and each company is headquartered in Ridgefield, Connecticut. Since 1991, Mr. McNally has served as a management consultant specializing in financial services companies. Prior to 1991, he was Senior Vice President of National Westminster Bank, specializing in loans to equipment leasing, commercial finance, media, and textile and apparel companies. Mr. McNally is 54 years old.

     MR. SAVAGE. Mr. Savage has been a director of Allstate since November 1995. He is currently Chairman of Island Preservation Partnership, Isle of Palms, South Carolina, developer of a 1,200 acre private, oceanfront retreat near Charleston, South Carolina; President and Director of Richards United Corporation, a real estate investment company located in Alexandria, Virginia; and Chairman of Arbec Orchids Dominicana, S.A., Santo Domingo, D.R., which propagates and cultivates orchid plants for the United States market. From 1994 to 1995, Mr. Savage was a Director of Jefferson Federal Savings Bank in Warrenton, Virginia. Since 1990, Mr. Savage has also been engaged in a variety of other investment ventures in real estate development and banking. Prior to 1990, Mr. Savage was the Chief Executive Officer and Trustee of Ameribanc Investors Group, a savings and loan holding company headquartered in Annandale, Virginia, and its predecessor, Mortgage Investors of Washington, a real estate investment trust. Mr. Savage is 65 years old.

     LINDSAY B. TRITTIPOE. Mr. Trittipoe has been a director of Allstate since November 1997. Since January 1998, he has been President of Commonwealth Acceptance, Inc., a commercial finance company. Mr. Trittipoe was Vice President/Capital Markets of Wheat First Butcher Singer, a Richmond, Virginia based investment bank and brokerage firm, from September 1995 to October 1997. Prior thereto, he was Vice President of Craigie Incorporated, a Richmond, Virginia based investment bank and bond trading firm, from 1989 to September 1995. Mr. Trittipoe is 40 years old.

     Each Committee Nominee, if elected, would hold office until the 1999 Annual Meeting of Stockholders and until a successor has been elected and qualified or until his earlier death, resignation or removal. Although the Committee has no reason to believe that any of the Committee Nominees will be unable to serve as a director, if any one or more of the Committee Nominees is not available for election, the persons named on the WHITE proxy card will vote for the election of such other nominees as may be proposed by the Committee. Should Allstate increase the number of directors to be elected at the Annual Meeting, it is the current intention of the Committee to propose additional nominees for such directorships.

ADDITIONAL INFORMATION WITH RESPECT TO THE MEMBERS OF THE COMMITTEE

     The following table sets forth information with respect to those members of the Committee who have purchased Common Stock of the Company in the two years preceding the date of this Proxy Statement. The table below does not include information with respect to stock option grants made under the Company's stock option plan.



          Name                  Date Purchased               Amount Purchased
       -----------              --------------               ----------------
   Value Partners, Ltd.             10/4/96                       20,000
   C. Scott Bartlett, Jr.           10/20/97                         500
   David W. Campbell                12/8/97                        1,500
   Edward A. McNally                7/19/96                        1,000


     None of the holdings of the members of the Committee set forth herein are held of record but not beneficially, nor are any of such securities owned beneficially by associates of such persons, except as set forth herein. As of the date of this Proxy Statement, no member of the Committee has purchased the Common Stock with funds that were borrowed or otherwise obtained for the purpose of acquiring such shares of Common Stock, except that Mr. Campbell holds his shares in two separate brokerage accounts which had an aggregate outstanding margin balance of $350,000 as of March 24, 1998. As of the date hereof, no member of the Committee has sold any shares of the Common Stock in the two years preceding the date of this Proxy Statement, except that Value Partners sold 20,000 shares on September 16, 1996, Mr. Bartlett sold 500 shares on March 25, 1998, and Mr. Trittipoe sold 5,000 shares on September 30, 1996 and 5,000 shares on October 3, 1996.


     In addition, no member of the Committee is or was during the past year a party to any contracts, arrangements or understandings with any person with respect to the Common Stock other than in connection with Allstate's stock benefit plans, and no member of the Committee beneficially owns, directly or indirectly, any securities of any of the Company's subsidiaries. Other than as set forth herein, no member of the Committee or any associates thereof has any arrangement or understanding with any person: (i) with respect to any future employment by the Company or its affiliates; or (ii) with respect to any future transactions to which the Company or any of its affiliates will or may be a party. Finally, no member of the Committee has, during the past 10 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                                RECENT LITIGATION



     On March 31, 1998, the Company filed a complaint against Value Partners, Ltd, its general partner Ewing & Partners, and Timothy G. Ewing, the general partner of Ewing & Partners (collectively, "Value Partners"). The complaint alleges that Value Partners should not be permitted to vote all of its shares of Allstate Common Stock at the Annual Meeting, because purchases made by Value Partners more than two years ago constituted a "control share acquisition" under Virginia law. The complaint further alleges that the Schedule 13D filed by Value Partners and the preliminary proxy statement filed by the Committee should disclose that Value Partners is unable to vote at least 318,050 of its shares of Allstate Common Stock, and the complaint further objected to various statements made in the Committee's preliminary proxy statement.



     Based upon discussions with counsel, Value Partners has reason to believe that the provisions of the Virginia Control Share Acquisitions statute (the "Act") are not applicable to the shares held by Value Partners. Value Partners further believes that Allstate had a similar belief in the past, as Allstate permitted Value Partners to vote all of its shares of Common Stock at both the 1996 and 1997 annual stockholders' meetings. Value Partners believes that the only thing that has changed in this regard from the last two annual meetings is that management is now fearful of losing its control of the Company. Value Partners intends to vigorously defend against the Company's complaint, and Value Partners is dismayed that management is using the Company's assets to resort to litigation against a major shareholder for the sole purpose of attempting to reduce the voting rights of a shareholder that management now characterizes as "dissident".


     The Company alleges that of the 488,368 shares of Common Stock held by Value Partners, Value Partners is unable to vote 318,050 of such shares because they were acquired within 90 days of the date Allstate made a public filing announcing completion of its issuer tender offer. The purchases by Value Partners in early 1996 and the tender offer by Allstate in January 1996 resulted in Value Partners' ownership of the issued and outstanding Common Stock exceeding 20%. If the Act was applicable to these purchases by Value Partners, then Value Partners would be unable to vote the shares acquired by it during the period 90 days before and 90 days after the date its ownership exceeded 20%. While Value Partners purchased 318,050 shares during this period, Value Partners believes that the 204,882 shares of Common Stock disposed of during this period should be subtracted from the purchases if the Act was deemed to be applicable.


     Value Partners also disputes that its purchases which began in August 1993 were "pursuant to a plan to make a control share acquisition" and also intends to vigorously defend against this charge.


                           POSSIBLE CHANGE IN CONTROL

     Based upon publicly available information concerning Allstate, there are various change of control provisions in the Company's financing arrangements, Notes and employment agreements that may possibly be triggered by the election of the Committee Nominees to a majority of the Board of Directors of Allstate (a "Change of Control"), as discussed below.

FINANCING ARRANGEMENTS

     Allstate has entered into a $25 million secured credit facility (the "Loan Agreement"), of which up to $5 million is available as a letter of credit sub-facility, up to $5 million is available as a sub-facility the proceeds of which may be used to make advances to clients secured by machinery and equipment, and up to $2.5 million is available as a sub-facility the proceeds of which may be used to make advances to clients secured by inventory. Under the terms of the Loan Agreement, the lenders would have the option to terminate their commitments and declare the outstanding loans thereunder due and payable upon the occurrence of a Change of Control. According to Allstate's Annual Report on Form 10- KSB for the year ended December 31, 1997, as of December
31, 1997, approximately $14.2 million principal amount of loans were outstanding under the Loan Agreement. The maturity date on this credit facility is May 27, 2000.


     The Committee intends to work with the Company's current lenders in an attempt to keep their credit facilities in place if the Committee Nominees are elected. However, in the event that it becomes necessary, Value Partners believes that it can arrange alternative sources of financing on short notice.

NOTES

     At December 31, 1997, the Company had outstanding approximately $5.0 million in aggregate principal amount of Convertible Subordinated Notes which were issued in exchange for shares of Common Stock. The Notes (i) mature on September 30, 2000, (ii) bear interest at a rate of 9.5% per annum as of December 31, 1997, which rate of interest may fluctuate with the prime rate, but may not fall below 8% nor rise above 10% per annum, (iii) are convertible into Common Stock of the Company at $7.50 per share, (iv) are subordinated in right of payment to the Company's obligations under the Loan Agreement, and (v) were issued pursuant to an indenture which contains certain covenants which are less restrictive than those contained in the Loan Agreement. Upon the occurrence of certain change of control events, the holders of the Notes have the right to have their Notes redeemed at par. Since four of the five Committee Nominees currently serve as directors of the Company and were originally elected to the Board after being nominated by the Board of Directors of the Company, the Committee believes that the election of the Committee Nominees may not trigger such redemption rights. However, even if such redemption rights were triggered, Value Partners currently does not intend to seek to have its $1.3 million of Notes redeemed, although other Note holders may elect to do so. In addition, the Company currently has the right to elect to redeem the Notes at par in whole or in part at any time or from time to time.

EMPLOYMENT AGREEMENTS


     Based on Allstate's public filings, the Committee believes that the Company currently has employment agreements with Craig Fishman, Lawrence M. Winkler, Peter Matthy, Richard A. Brasch, Francis Madden and Wade Hotsenpiller, which expire June 30, 1999, March 31, 1999, March 31, 1999, March 31, 1999, May 4,
2000 and March 31, 1999, respectively. These agreements provide that if the officer's employment is terminated due to a Change of Control, then the Company shall (a) pay to the officer a lump sum payment equal to the officer's base salary for a specified period of time (one year for Messrs. Madden and Matthy, six months for Messrs. Brasch and Hotsenpiller, and the lesser of (i) one year and (ii) the remaining term of the agreement, but not less than six months for Messrs. Fishman and Winkler) and (b) provide various fringe benefits to the officer for the same period of time.


     The Committee currently has no intention of terminating these employment agreements prior to their respective termination dates, with the possible exception of the agreement with Craig Fishman. If elected, however, the Committee Nominees will review the appropriateness of renewing such agreements on the same terms. The Committee supports employment agreements with appropriate performance-based incentives, and certain members of the Committee voted in favor of the above agreements, including Craig Fishman's as part of the September 24, 1997 agreement. According to Allstate's public filings, Craig Fishman's current base salary is $210,000, which the Committee as a whole believes is too high.

                                PROXY PROCEDURES

     Stockholders are urged to mark, sign and date the enclosed WHITE proxy card and return it today in the enclosed postage-paid envelope in time to be voted at the Annual Meeting.

     Only holders of record as of the close of business on the Voting Record Date will be entitled to vote. If you were a stockholder of record on the Voting Record Date, you may vote your shares at the Annual Meeting even if you have since sold your shares. Accordingly, please vote the shares held by you on the Voting Record Date, or grant a proxy to vote such shares, on the WHITE proxy card, even if you sold your shares after the Voting Record Date.

     If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Voting Record Date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card.

     The WHITE proxy solicited hereby, if properly signed and returned to the Committee and not revoked prior to its use, will be voted in accordance with the instructions contained therein. If no contrary instructions are given, each proxy received will be voted FOR the Committee Nominees for director described herein and, upon the transaction of such other business as may properly come before the meeting, in accordance with the best judgment of the persons appointed as proxies. Any stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) submitting a duly executed proxy bearing a later date; or (ii) appearing at the Annual Meeting and giving the Secretary notice of his or her intention to vote in person. Proxies solicited hereby may be exercised only at the Annual Meeting and any adjournment thereof and will not be used for any other meeting.

     Each share of Common Stock is entitled to one vote at the Annual Meeting on all matters properly presented at the meeting. Directors are elected by a plurality of the votes cast with a quorum present. A quorum consists of stockholders representing, either in person or by proxy, a majority of the outstanding Common Stock entitled to vote at the meeting. Abstentions are considered in determining the presence of a quorum but will not affect the plurality vote required for the election of directors.

     Under rules applicable to broker-dealers, the proposal for the election of the Committee Nominees is considered a "non-discretionary" item upon which broker-dealers may not vote on behalf of their clients unless such clients have furnished voting instructions. As a result, there may be broker non-votes at the meeting. However, broker non-votes will have no effect on the election of directors by a plurality vote.

     THE INDEPENDENT SHAREHOLDERS/DIRECTORS COMMITTEE STRONGLY RECOMMENDS A VOTE FOR THE ELECTION OF THE COMMITTEE NOMINEES.

                                  OTHER MATTERS

     Each proxy solicited hereby also confers discretionary authority on the Independent Shareholders/Directors Committee to vote the proxy with respect to the approval of the minutes of the last meeting of stockholders, the election of any person as a director if a Committee Nominee is unable to serve or for good cause will not serve, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the Annual Meeting. The Committee is not aware of any business that may properly come before the Annual Meeting other than the matters described above in this Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

     The Committee may solicit proxies by mail, advertisement, telephone, facsimile, telegraph and personal solicitation. Members of the Committee may solicit proxies personally or by telephone without additional compensation. The Committee will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy solicitation materials to the beneficial owners of the Common Stock.


     The Committee has retained D.F. King & Co., Inc., 77 Water Street, New York, New York 10005, a professional proxy solicitation firm, to assist in the solicitation of proxies and for related services. The Committee will pay D.F. King & Co., Inc. a fee of $20,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. The Committee has agreed to indemnify D.F. King & Co., Inc. and its controlling persons, officers, directors, employees and agents from and against any and all losses, claims, damages, liabilities and expenses relating to its engagement, including liabilities and expenses under the federal securities laws, but excluding matters relating to the indemnified person's negligence, bad faith or willful misconduct. Approximately __ persons will be used by D.F. King & Co., Inc. in its solicitation efforts.


     The members of the Committee will initially bear the cost of soliciting proxies in connection with the Annual Meeting pro rata based on their ownership of the shares of Common Stock. The cost of such solicitation, which includes the fees of the Committee's attorneys, solicitors, advertising, printing and mailing and other costs incidental to the solicitation, including litigation fees and expenses, cannot be stated with precision at this time. However, the Committee estimates that the total expenditures relating to this proxy solicitation will be approximately $_______, of which approximately $________ has been incurred as of March 31, 1998. Of the total estimate, approximately $_______ relates to fees and expenses incurred in connection with litigation necessitated by the refusal of the Management Directors to honor the terms of the agreement previously reached on September 24, 1997, which litigation resulted in a court order that the Annual Meeting be held on May 12, 1998. See "Problems With the Company - Court-Ordered Meeting." If the Committee Nominees are elected to the Board of Directors, the Committee intends to seek

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reimbursement from the Company for the costs incurred by the Committee, but does not intend to submit the question of such reimbursement to a vote of the stockholders.

     In reliance upon Rule 14a-5(c)(1) of the Securities Exchange Act of 1934, as amended, reference is made to the Company's proxy statement which will be sent by the Company to each stockholder for information regarding the beneficial ownership of the Common Stock, the directors and executive officers of the Company (including compensation), and the date by which stockholders must submit proposals for inclusion in the Company's proxy statement for the 1999 annual meeting of stockholders.

     The Committee assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, Allstate's 1998 proxy statement or other public filings.

     YOUR VOTE IS IMPORTANT! WE URGE YOU TO SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT TODAY IN THE ENCLOSED
POSTAGE-PAID ENVELOPE.

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






                                    IMPORTANT

     Your vote is important. Regardless of the number of shares of Allstate common stock you own, please vote as recommended by the Independent Shareholders/Directors Committee by taking these two simple steps:

1. PLEASE SIGN, DATE AND PROMPTLY MAIL THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

2. PLEASE DO NOT RETURN ANY PROXY CARDS SENT TO YOU BY ALLSTATE FINANCIAL CORPORATION.

     IF YOU VOTED ALLSTATE'S PROXY CARD BEFORE RECEIVING THE COMMITTEE'S WHITE PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE SIMPLY BY SIGNING, DATING AND MAILING THE ENCLOSED WHITE PROXY CARD. THIS WILL CANCEL YOUR EARLIER VOTE SINCE ONLY YOUR LATEST DATED PROXY CARD WILL COUNT AT THE ANNUAL MEETING.

     If you own shares in the name of a brokerage firm, only your broker can vote your shares on your behalf and only after receiving your specific instructions. Please call your broker and instruct him/her to execute a WHITE card on your behalf. You should also promptly sign, date and mail your WHITE card when you receive it from your broker. Please do so for each separate account you maintain.

     You should return your WHITE proxy card at once to ensure that your vote is counted. This will not prevent you from voting in person at the meeting should you attend.


     IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL D.F. KING & CO., INC., WHICH IS ASSISTING US, TOLL-FREE AT 1-800-859-8509.


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